0-13722

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20949

FORM 11-K




SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH. D.C. SECTION
198

ANNUAL REPORT
PURSUANT TO SECTION 15(D)
OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ___________ to ___________.

Commission File Number 33-42942

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AB SKF
S 415-50
Gothenburg, Sweden

An Exhibit Index is included in this Form 11-K

REQUIRED INFORMATION

The SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A (the "Plan") is a plan that is subject to the Employees Retirement Income Security Act of 1974 ("ERISA"), and therefore the Plan is providing, as Exhibit 1 hereto, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements include audited statements of net assets available for benefits at December 31, 2004 and December 31, 2003 and audited statements of changes in net assets available for benefits for the fiscal year ended December 31, 2004.

The Plan financial statements have been examined by Parente Randolph, LLC. A currently dated and manually signed written consent of Parente Randolph, LLC with respect to the Plan financial statements that relate to the fiscal year ended December 31, 2004 which consent is provided as a portion of Exhibit 1 to this annual report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A (the "Plan")

SKF USA Inc.
(Plan Administrator)

By 
Brian J. Duffy
Treasurer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1	Audited financial statements for SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A,
23.1	Consent of Parente Randolph, LLC
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

Exhibit 99.1

STATEMENT IN ACCORDANCE WITH 18 U.S.C. SECTION 1350, AS ENACTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 11-K (the "Annual Report") of the SKF USA Inc. Pre-tax Accumulation of Capital for Employees Single Plan A (the "Plan") for the year ended December 31, 2004 and pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned hereby certifies, as Treasurer of SKF USA Inc. and the Plan Administrator, based on his knowledge that:

1. The Annual Report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));

and

2. The information contained in the Annual Report fairly represents, in all material respects, the financial condition and results of operations of the Plan.

SKF USA INC. PRE-TAX ACUMULATION OF CAPITAL FOR EMPLOYEES SINGLE PLAN A

By: SKF USA INC.,
Plan Administrator

By: 
Brian J. Duffy
Treasurer

Dated: July 14, 2005

Because the Plan is not a corporate issuer, the statements in paragraph 2 above (which are in the form required by 18 U.S.C. Section 1350) refer to the financial condition of the Plan at December 31, 2004, and changes in net assets of the Plan for the year ended December 31, 2004.

A signed original of this written statement has been provided to the Plan administrator and will be retained by the Plan administrator and furnished to the Securities and Exchange Commission or its staff upon request.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 33-42942 of Aktiebolaget SKF on Form S-8 of our report dated July 10, 2005, appearing in this Annual Report on Form 11-K of SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A for the year ended December 31, 2004

Parente Randolph, LLC

Philadelphia, Pennsylvania
July 10, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

33-42942
003908209

(Check One): ☐Form 10-K ☐Form 20-F x *Form 11-K*

Form 10-Q

☐Form N-SAR

For Period Ended: ___________________

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan – Single Plan A
Full Name of Registrant

N/A
Former Name if Applicable

1111 Adams Avenue
Address of Principal Executive Office *(Street and Number)*

Norristown, PA 19403
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Additional information is required to complete the 2004 audit report. The Audit report is expected to be completed within the next 10 days to file the 11K during the 15 day extension period.

PART IV– OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James O. Sawyer	610	630-2888
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes ☐No

---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan – Single Plan A

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date June 29, 2005 By______________________

Sten E. Malmstrom, President, SKF USA Inc.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. *Electronic filers*. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL FOR EMPLOYEES PLAN SINGLE PLAN A

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003
&
REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
&
SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

PARENTERANDOLPH

The Power of Ideas

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To: Participants and Administrator of the
SKF USA Inc. Pre-Tax Accumulation of
Capital for Employees Plan Single Plan A:

We have audited the accompanying statement of net assets available for benefits of SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards established by Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Philadelphia, Pennsylvania
July 10, 2005

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN A

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Investments, at fair value	$ 214,365,781	$ 181,394,913
Receivables:		
Participant contributions	-	12,446
Employer contributions	83,778	82,713
Total receivables	83,778	95,159
Total assets	214,449,559	181,490,072
LIABILITIES	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 214,449,559	$ 181,490,072

See Notes to Financial Statements

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN A

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Interest and dividends	$ 5,079,462	$ 3,272,434
Net appreciation in fair value of investments	17,350,234	32,115,747
Net investment income	22,429,696	35,388,181
Contributions:		
Participant	10,742,654	9,624,451
Employer	3,290,810	3,089,065
Total contributions	14,033,464	12,713,516
Transfers in and other additions	5,980,891	2,490,286
Total additions	42,444,051	50,591,983
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Benefits paid to participants	9,477,300	10,697,833
Transfers out and other deductions	7,264	5,109
Total deductions	9,484,564	10,702,942
Net increases	32,959,487	39,889,041
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	181,490,072	141,601,031
End of year	$ 214,449,559	$ 181,490,072

See Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following description of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan that commenced January 1, 1985. It covers all salaried and nonunion employees of SKF USA Inc. (the "Company") except for those production workers employed in the following locations who are included in the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B: SKF/MRC Colebrook Plant, SKF/MRC Gainesville Plant, SKF Aiken Plant, Seals Division Warehouse, Roller Bearing Industries (RBI) and SKF/Twenty Century Machine Division employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2004, certain balances of the 20th Century Machine Company Profit Sharing and Deferred Salary Plan were transferred into the Plan and are shown as asset transfers from other Plan sponsor qualified plans in the statement of changes in net assets available for benefits for the year ended December 31, 2004.

Effective April 1, 2003, the balances of the Roller Bearing Industries Inc. Retirement Savings Plan and effective May 1, 2003, the balances of the Erin Engineering and Research Inc. 401(k) Plan were transferred into the Plan and are shown as asset transfers from other Plan sponsor qualified plans in the statement of changes in net assets available for benefits for the year ended December 31, 2003.

CONTRIBUTIONS

Each year, participants may contribute 2% to 30% of pre-tax annual compensation, as defined by the Plan. Participants may also transfer amounts representing eligible distributions from other qualified plans. The Company matches 50% on the first 6% of employee contributions except for employees of Erin Engineering and Research Company Inc. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, a common/collective trust and AB SKF ADR (Company stock) as investment options for participants. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the participant's share of the Company's contribution, and an allocation of plan earnings, which is based on the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their voluntary contributions, matching Company contributions, if applicable, and actual earnings thereon. Gilman participants are immediately vested in their voluntary and Company matching contributions and earnings thereon. Gilman pre-January 1, 2001, Company contributions and actual earnings thereon are subject to graduated vesting with 100% vesting after seven years of service. Gilman post-January 1, 2001 Company contributions are 100% vested after five years of vesting service. TCM pre-January 1, 2004 Company discretionary contributions are subject to graduated vesting at 20% per year with full 100% after 5 years of service. TCM post-January 1, 2004 Company discretionary contributions are 100% vested after five years of service.

PAYMENT OF BENEFITS

In event of death, disability resulting in termination or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the vested value of the participant's account, roll over the amount into an IRA or other qualified plan, or leave the balance in the Plan until normal retirement (age 65), if the balance is greater than $5,000. The Plan provides that under certain restricted conditions, participants may withdraw their account balance or portion thereof without penalty.

PARTICIPANT LOANS

Participants may borrow from their fund accounts (minimum $1,000) up to 50% of their vested account balance or $50,000, whichever is less. A fixed rate of interest adjusted monthly is determined by the prime rate of interest plus 1% (ranging from 5.00% to 10.5% at December 31, 2004 and 5.00% to 10.5% at December 31, 2003) as published on the first of the month in the Wall Street Journal. Interest payments are credited to the participant's account when received. Loans are secured by the balance in the participant's account.

ADMINISTRATION OF THE PLAN

The Company has been designated as the Plan Administrator of the Plan for ERISA purposes. The board of directors of the Company has appointed the Vanguard Fiduciary Trust Company as trustee of the Plan and to provide certain record-keeping services.

The Company pays all administrative expenses of the Plan, except for individual loan fees, which are paid by the participant obtaining the loan.

Certain Plan administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

FORFEITURES

When a participant who is not vested terminates, the non-vested portion of the participant's account, as defined, represents a forfeiture. Company contributions that are forfeited are used to reduce the amount of future Company contributions. Company contributions were reduced by $ 1,065 and $8,751 for 2004 and 2003, respectively, from forfeited nonvested accounts. At December 31, 2004, available forfeited non-vested accounts totaled $1,184 that maybe used to reduce Company contributions in 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and may impact the amounts reported in the statement of net assets available for benefits.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value, with the exception of the Vanguard Retirement Savings Trust. The Vanguard Retirement Savings Trust is carried at contract value, which represents contributions made plus interest accrued at the contract rate. However, Plan management and The Vanguard Group, the Plan manager, believe that the fair value of the trust approximates contract value. The crediting interest rate and average yield were 3.93% and 4.25% for the years ended December 31, 2004 and 2003, respectively.

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The AB SKF ADR Fund is valued based on the quoted market price of the ADRs of AB SKF's unrestricted "B" stock. Loans to participants are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis. Income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participant's earnings. Matching contributions are recorded in the same period. Annual Company contributions for a Plan Year are recorded annually after the close of the Plan Year and are reported as contributions receivable.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3. INVESTMENTS

The following presents investments that are greater than 5% or more of the Plans net assets:

	2004	2003
Common/Collective Trust:		
Vanguard Retirement Savings Trust	$33,614,362	$28,556,788
Mutual funds:		
Vanguard Wellington Fund	28,806,098	25,201,967
Vanguard Windsor Fund	46,424,227	41,916,986
Vanguard PRIMECAP Fund	48,448,352	40,167,432
Vanguard U.S. Growth Fund	10,948,371	10,111,374

During 2004 and 2003, the Plan's investments (including gains and losses on investments brought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Registered investment companies	$16,524,190	$30,536,792
AB SKF ADR Fund	826,044	1,578,955
Total	$17,350,234	$32,115,747

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant Company contributions become vested in accordance with ERISA provisions.

5. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter, dated March 13, 2001, that the Plan is designed in accordance with applicable sections of the *Internal Revenue Code (IRC)*. Although the Plan has been amended since receiving the determination letter, the Plan administrators and tax counsel believe that the Plan is designed and is currently being operated in accordance with the *IRC*. As a result, the Plan is qualified and the trust is exempt from taxes.

6. Related Parties

Certain Plan investments are shares of mutual funds and a common/collective trust managed by the Vanguard Group. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in AB SKF ADRs (Company stock).

7. Subsequent Events

Effective March 30, 2005, the SKF ADR Stock Fund was changed to eliminate ADRs and convert ADRs into SKF "B" shares of stock .

Also effective March 30, 2005, certain investment options were removed from the participant Plan investment option list and others were added. The balances in the eliminated funds were mapped to other Vanguard funds in the revised fund investment option list.

The following funds were added to list of participant Plan investment options:

New Funds Added:

Vanguard Target Retirement Fund 2045
Vanguard Target Retirement Fund 2035
Vanguard Target Retirement Fund 2025
Vanguard Target Retirement Fund 2015
Vanguard Target Retirement Fund 2005
Vanguard Target Retirement Fund
Vanguard Growth Equity Fund
Vanguard Developed Market Index Fund
Vanguard 500 Index Fund
Vanguard Mid-Cap Index Fund
PIMCO Total Return Fund - Institutional

Scudder RREEFF Real Estate Secs-1
ABN AMRO Mid-Cap N Fund
Schroder US Opportunities Fund

Effective in May, 2005, the employee balances of the Magnetic Corporation 401(k) Plan were transferred into the Plan.

Effective May 1, 2005 the maximum participants deferral rate increased from 30% to 50%, and participants may contribute in increments of 1/10 of 1% that was formerly in whole percent increments.

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN A

EIN: 23-1043740 PLAN NUMBER: 005
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

(a)	(b) IDENTITY OF ISSUE	(c) DESCRIPTION OF INVESTMENT	(d) COST	(e) CURRENT VALUE
*	Mutual Funds	Vanguard Federal Money Market Fund	$ 1,693,182	$ 1,693,182
*		Vanguard Growth and Income Fund	4,591,912	4,810,981
*		Vanguard Prime Money Market Fund	5,656,491	5,656,491
*		Vanguard Wellington Fund	25,817,680	28,806,098
*		Vanguard Windsor Fund	38,730,925	46,424,227
*		Vanguard Windsor II Fund	4,374,647	5,201,620
*		Vanguard PRIMECAP Fund	39,832,794	48,448,352
*		Vanguard Small-Cap Index Fund	5,506,250	6,921,349
*		Vanguard U.S. Growth Fund	15,586,527	10,948,371
*		Vanguard International Growth Fund	5,502,849	6,221,735
*		Vanguard Total Bond Market Index Fund	6,677,254	6,715,102
		Total mutual funds	153,970,512	171,847,508
*	Common / Collective Trust	Vanguard Retirement Savings Trust	33,614,362	33,614,362
*	Company Stock Fund	AB SKF ADR Fund	3,111,360	5,762,430
*	Participant Loans	Loans to participants (interest rates ranging from 5.00% to 10.5%)	0	3,141,481
		Total investments		$ 214,365,781

* A party-in-interest as defined by ERISA

See Notes to Financial Statements